UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

ZAYO GROUP HOLDINGS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

98919V105

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98919V105	Schedule 13G	Page 1 of 12

1	NAMES OF REPORTING PERSONS Charlesbank Equity Fund VI, Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 14,467,003
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 14,467,003
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,467,003
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.9%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 98919V105	Schedule 13G	Page 2 of 12

1	NAMES OF REPORTING PERSONS CB Offshore Equity Fund VI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,681,351
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,681,351
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,681,351
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.7%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 98919V105	Schedule 13G	Page 3 of 12

1	NAMES OF REPORTING PERSONS Charlesbank Equity Coinvestment Fund VI, Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 648,351
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 648,351
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 648,351
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.3%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 98919V105	Schedule 13G	Page 4 of 12

1	NAMES OF REPORTING PERSONS Charlesbank Coinvestment Partners, Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 49,042
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 49,042
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,042
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 98919V105	Schedule 13G	Page 5 of 12

1	NAMES OF REPORTING PERSONS Charlesbank Equity Fund VI GP, Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 16,796,705
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 16,796,705
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,796,705
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.9%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 98919V105	Schedule 13G	Page 6 of 12

1	NAMES OF REPORTING PERSONS Charlesbank Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 16,845,747
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 16,845,747
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,845,747
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.9%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 98919V105	Schedule 13G	Page 7 of 12

Preliminary Note

This Amendment No. 2 to Schedule 13G relating to the Common Stock of the Issuer (each term as defined below) is being filed by the Reporting Persons (as defined below) to correct the number of shares of Common Stock beneficially owned as of December 31, 2015 by each of the Reporting Persons on Amendment No. 1 to Schedule 13G filed on February 12, 2016.

ITEM 1.	(a) Name of Issuer:

Zayo Group Holdings, Inc. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

1805 29th Street, Suite 2050

Boulder, CO 80301

ITEM 2.	(a) Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

Charlesbank Equity Fund VI, Limited Partnership

CB Offshore Equity Fund VI, L.P.

Charlesbank Equity Coinvestment Fund VI, Limited Partnership

Charlesbank Coinvestment Partners, Limited Partnership

Charlesbank Equity Fund VI GP, Limited Partnership

Charlesbank Capital Partners, LLC

(b)	Address of Principal Business Office:

The business address of each of the Reporting Persons is c/o Charlesbank Capital Partners, LLC, 200 Clarendon Street, 54th Floor, Boston, MA 02116.

(c)	Citizenship:

Charlesbank Equity Fund VI, Limited Partnership	Massachusetts
CB Offshore Equity Fund VI, L.P.	Cayman Islands
Charlesbank Equity Coinvestment Fund VI, Limited Partnership	Massachusetts
Charlesbank Coinvestment Partners, Limited Partnership	Massachusetts
Charlesbank Equity Fund VI GP, Limited Partnership	Massachusetts
Charlesbank Capital Partners, LLC	Massachusetts

(d)	Title of Class of Securities:

Common stock, $0.001 par value per share (“Common Stock”).

(e)	CUSIP Number:

98919V105

CUSIP No. 98919V105	Schedule 13G	Page 8 of 12

ITEM 3.

Not applicable.

ITEM 4.	Ownership.

Ownership (a-c)

The ownership information presented below represents beneficial ownership of Common Stock of the Issuer as of December 31, 2015, based upon 244,866,876 shares of the Issuer’s Common Stock outstanding as of November 6, 2015.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Charlesbank Equity Fund VI, Limited Partnership	14,467,003	5.9%	0	14,467,003	0	14,467,003
CB Offshore Equity Fund VI, L.P.	1,681,351	0.7%	0	1,681,351	0	1,681,351
Charlesbank Equity Coinvestment Fund VI, Limited Partnership	648,351	0.3%	0	648,351	0	648,351
Charlesbank Coinvestment Partners, Limited Partnership	49,042	0.0%	0	49,042	0	49,042
Charlesbank Equity Fund VI GP, Limited Partnership	16,796,705	6.9%	0	16,796,705	0	16,796,705
Charlesbank Capital Partners, LLC	16,845,747	6.9%	0	16,845,747	0	16,845,747

Consists of (i) 14,467,003 shares held of record by Charlesbank Equity Fund VI, Limited Partnership (“Fund VI”); (ii) 1,681,351 shares held of record by CB Offshore Equity Fund VI, L.P. (“Offshore VI”); (iii) 648,351 shares held of record by Charlesbank Equity Coinvestment Fund VI, Limited Partnership (“Coinvest VI” and, together with Fund VI and Offshore VI, the “Charlesbank Funds”); and (iv) 49,042 shares held of record by Charlesbank Coinvestment Partners, Limited Partnership (“Coinvest”). Charlesbank Equity Fund VI GP, Limited Partnership (“Equity VI GP”) is the general partner of each of the Charlesbank Funds. Charlesbank Capital Partners, LLC (“Charlesbank”) is the general partner of Coinvest and

CUSIP No. 98919V105	Schedule 13G	Page 9 of 12

Equity VI GP. Pursuant to an investment and advisory agreement with each of the Charlesbank Funds, an investment committee (the “Investment Committee”) consisting of ten members, each a Managing Director of Charlesbank, has investment and voting authority over the securities held by the Charlesbank Funds. Each of the foregoing entities and the individual members of the Investment Committee disclaims beneficial ownership of the shares held of record by the Charlesbank Funds and Coinvest.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certifications.

Not applicable.

CUSIP No. 98919V105	Schedule 13G	Page 10 of 12

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 15, 2016

CHARLESBANK EQUITY FUND VI, LIMITED PARTNERSHIP
By: Charlesbank Equity Fund VI GP, Limited Partnership, its general partner
By: Charlesbank Capital Partners, LLC, its general partner

By:	/s/ Stephanie Paré Sullivan
Name:	Stephanie Paré Sullivan
Title:	General Counsel & Chief Administrative Officer

CB OFFSHORE EQUITY FUND VI, L.P.
By: Charlesbank Equity Fund VI GP, Limited Partnership, its general partner
By: Charlesbank Capital Partners, LLC, its general partner

By:	/s/ Stephanie Paré Sullivan
Name:	Stephanie Paré Sullivan
Title:	General Counsel & Chief Administrative Officer

CHARLESBANK EQUITY COINVESTMENT FUND VI, LIMITED PARTNERSHIP
By: Charlesbank Equity Fund VI GP, Limited Partnership, its general partner
By: Charlesbank Capital Partners, LLC, its general partner

By:	/s/ Stephanie Paré Sullivan
Name:	Stephanie Paré Sullivan
Title:	General Counsel & Chief Administrative Officer

CHARLESBANK COINVESTMENT PARTNERS, LIMITED PARTNERSHIP
By: Charlesbank Capital Partners, LLC, its general partner

By:	/s/ Stephanie Paré Sullivan
Name:	Stephanie Paré Sullivan
Title:	General Counsel & Chief Administrative Officer

CUSIP No. 98919V105	Schedule 13G	Page 11 of 12

CHARLESBANK EQUITY FUND VI GP, LIMITED PARTNERSHIP
By: Charlesbank Capital Partners, LLC, its general partner

By:	/s/ Stephanie Paré Sullivan
Name:	Stephanie Paré Sullivan
Title:	General Counsel & Chief Administrative Officer

CHARLESBANK CAPITAL PARTNERS, LLC

By:	/s/ Stephanie Paré Sullivan
Name:	Stephanie Paré Sullivan
Title:	General Counsel & Chief Administrative Officer

CUSIP No. 98919V105	Schedule 13G	Page 12 of 12

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement (incorporated by reference to Exhibit 99 to the Schedule 13G filed by the Reporting Persons on February 12, 2015)